

October 16, 2014

Via E-mail
Darren Richardson
President and Chief Executive Officer
Mad Catz Interactive, Inc.
7840 Mission Valley Road, Suite 101
San Diego, CA 92108

> **Re:** **Mad Catz Interactive, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2014**
> **File No. 333-198930**

Dear Mr. Richardson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm you are relying on General Instruction I.B.6 of Form S-3 for this offering. In addition, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6.

Exhibit 5.1

2. You disclose on page 16 of the prospectus that "the indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York." We note, however, that Exhibit 5.1 is limited to the laws of the Province of

Darren Richardson
Mad Catz Interactive, Inc.
October 16, 2014
Page 2

    Ontario and the federal laws of Canada. As such, please have counsel revise Exhibit 5.1 so that it covers the laws of the State of New York. In addition, please have counsel revise Reliance and Assumption (m) on page 5 of Exhibit 5.1 accordingly. Alternatively, file a separate opinion that covers such laws. For guidance, refer to Section II.B.1.e of Staff Legal Bulleting No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

3. Counsel states in qualification (a) on page 7 that it has not reviewed the proposed form of the indenture. Please tell us how counsel is able to provide its opinion that the debt securities are the binding obligation of the registrant if counsel has not reviewed the form of the indenture or have counsel revise Exhibit 5.1 accordingly.

4. Please undertake to file, for any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. For guidance, refer to Section II.B.2 of Staff Legal Bulletin No. 19 and Question 212.05 in Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Darren Richardson
Mad Catz Interactive, Inc.
October 16, 2014
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Joshua A. Little, Esq.
        Durham Jones & Pinegar, P.C.